[COMPANY LOGO]                                              Exhibit 99(a)(5)(iv)
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AT THE COMPANY:                                 AT FRB/WEBER SHANDWICK:
Jon Grisham, Investor Relations                 Susan Garland, General Inquiries
516-767-8830                                    212-445-8458


 ACADIA REALTY TRUST ANNOUNCES FINAL RESULTS OF DUTCH AUCTION TENDER OFFER FOR
   ITS SHARES AND APPROVES REQUEST OF YALE UNIVERSITY TO PURCHASE 2.3 MILLION
                       SHARES FROM INSTITUTIONAL INVESTOR

New York, NY (February 7, 2002) - Acadia Realty Trust (NYSE: AKR), a fully integrated shopping center and real estate investment trust, today announced the final results of its modified Dutch auction tender offer, which expired at 11:59 P.M. Eastern Time on February 1, 2002.

Consistent with the preliminary results announced February 4, 2002, Acadia will purchase all of the 5,523,974 shares properly tendered at a purchase price of $6.05 per share and not withdrawn prior to expiration of the offer. The 5,523,974 shares to be purchased are comprised of the 5,384,615 shares Acadia offered to purchase and 139,359 shares to be purchased pursuant to Acadia's right to purchase up to an additional 2% of its shares outstanding. Due to the exercise of such right, there will be no proration and all shares tendered at $6.05 per share will be purchased. For this purpose, shares tendered at $6.05 include shares tendered by those shareholders who indicated in their letter of transmittal that they were willing to accept the price determined in the offer. An additional 1,986,773 shares were tendered at prices greater than $6.05 and as a result, will not be purchased by the Company. All shares purchased in the offer will receive the same price. Following the purchase of the shares tendered in the tender offer, Acadia will have 24,955,349 common shares and 3,468,059 common units of limited partnership interest convertible into common shares outstanding. The aggregate purchase price being paid for the 5,523,974 shares will be $33,420,043.

Payment for shares accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by American Stock Transfer & Trust Company, the depositary for the tender offer.

Acadia also announced that the Board of Trustees has voted to permit Yale University, which currently owns 6,155,092 common shares of the Company, to acquire 2,266,667 additional common shares from the Howard Hughes Medical Institute by granting a conditional waiver of the provision in Acadia's Declaration of Trust that prohibits ownership positions in excess of 4% of the Company. The waiver is limited to this particular transaction. Additionally, as a condition to approving the waiver, Acadia's Board and Yale University agreed to establish a voting trust whereby all shares that Yale University owns in excess of 30% of the Company's outstanding common shares, will be voted in the same proportion as all other shares voted, excluding Yale. Following its acquisition of the 2,266,667 additional common shares and after giving effect to the reduction in outstanding common shares as a result of the tender offer, Yale University's ownership would increase to 33.8% of Acadia's outstanding common shares.

Acadia Realty Trust, headquartered on Long Island, NY, is a self-administered equity real estate investment trust structured as an UPREIT, which specializes in the operation, management, leasing, renovation and acquisition of shopping center properties. The Company currently owns and operates 53 properties totaling approximately 10 million square feet, primarily in the eastern half of the United States. Acadia's principal executive offices are located in Port Washington, New York, with a corporate office located in Manhattan.


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Certain matters in this press release may constitute forward-looking statements and as such may involve known and unknown risk, uncertainties and other factors which may cause the actual results, performances or achievements of Acadia to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements speak only as of the date of this document.

                   For more information on Acadia Realty Trust
                    visit Acadia Realty Trust's Web site at
                             www.acadiarealty.com.